UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 15)

GENCO SHIPPING & TRADING LIMITED
(Name of Subject Company)

GENCO SHIPPING & TRADING LIMITED
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2685T131
(CUSIP Number of Class of Securities)

Peter Allen
Chief Financial Officer
299 Park Avenue, 12th Floor
New York, New York 10171
(646) 443-8550
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kai H.E. Liekefett Reuben Zaramian Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-8744	Thomas E. Molner J. Michael Mayerfeld Herbert Smith Freehills Kramer (US) LLP 1177 Avenue of the Americas New York, NY 10036 (212) 715-9100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 15 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Genco Shipping & Trading Limited, a Marshall Islands corporation (“Genco” or the “Company”), with the Securities and Exchange Commission on May 15, 2026. The Statement relates to the unsolicited tender offer by Diana Shipping Inc., a Marshall Islands corporation (“Diana”) and 4 Dragon Merger Sub Inc., a Marshall Islands corporation and a direct wholly-owned subsidiary of Diana, to purchase all of the issued and outstanding shares of common stock of Genco, par value $0.01 per share, and the associated rights to purchase shares of Series B Preferred Stock, par value $0.01 per share, for $24.80 per share in cash, without interest and less any required withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

The Statement is hereby amended and supplemented as follows:

Item 9.	Exhibits

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(57)	Video infographic text, made available by Genco on June 15, 2026.
(a)(58)	Statement, issued by Genco on June 15, 2026.
(a)(59)	LinkedIn post, made available by Genco on June 15, 2026.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 15, 2026

GENCO SHIPPING & TRADING LIMITED

By:	/s/ Peter Allen
Peter Allen
Chief Financial Officer (Principal Financial Officer)